SCHEDULE 13D
CUSIP No. 128030202		Page 1 of 11 Pages

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)∗

Cal-Maine Foods, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

128030202
(CUSIP Number)

Adolphus B. Baker P.O. Box 2960 Jackson, Mississippi 39207 (601) 948-6813
(Name, address and telephone number of person authorized to receive notices and communications)

July 20, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D
CUSIP No. 128030202		Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Fred R. Adams, Jr., acting through a Conservatorship, of which the Co-conservators are Jean Reed Adams and Adolphus B. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER	15,576,509(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	15,576,509 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,576,509 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%(1)
14	TYPE OF REPORTING PERSON* IN
(1) See details in answers to paragraphs (a) and (b) of Item 5 below.

SCHEDULE 13D
CUSIP No. 128030202		Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Jean Reed Adams, individually and in the capacities indicated herein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	1,596,985(1)
	8	SHARED VOTING POWER	13,979,524(1)
	9	SOLE DISPOSITIVE POWER	1,596,985(1)
	10	SHARED DISPOSITIVE POWER	13,979,524 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,576,509(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%(1)
14	TYPE OF REPORTING PERSON* IN
(1) See details in answers to paragraphs (a) and (b) of Item 5 below.

SCHEDULE 13D
CUSIP No. 128030202		Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Adolphus B. Baker, individually and in the capacities indicated herein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	1,607,712(1)
	8	SHARED VOTING POWER	14,217,657 (1)
	9	SOLE DISPOSITIVE POWER	1,607,712 (1)
	10	SHARED DISPOSITIVE POWER	14,217,657(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,825,369(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.6%(1)
14	TYPE OF REPORTING PERSON* IN
(1) See details in answers to paragraphs (a) and (b) of Item 5 below.

SCHEDULE 13D
CUSIP No. 128030202		Page 5 of 11 Pages

Item 1.    Security and Issuer.
This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Cal-Maine Foods, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3320 Woodrow Wilson Avenue, Jackson, Mississippi 39209.

Item 2.	Identity and Background.
(a), (b), and (c) This statement is jointly filed by the following persons in the capacities indicated (collectively, the “Reporting Persons”):
i.    Fred R. Adams, Jr. (“Mr. Adams”), through the Conservatorship described below, by Mrs. Adams and Mr. Baker as co-conservators.
ii.    Jean Reed Adams, aka Jean Morris Adams (“Mrs. Adams), individually, which also reflects shares held by her husband, Mr. Adams, and as: 1. co-trustee of the Jean Reed Adams Trust to be created (“Mrs. Adams’ Revocable Trust”), and 2. co-trustee of the Fred R. Adams, Jr. Daughters’ Trust to be created (“Daughters’ Revocable Trust”).
iii.    Adolphus B. Baker (“Mr. Baker”), individually, which also reflects shares held by his spouse Dinnette Adams Baker (“Mrs. Baker”), and as 1. co-trustee of Mrs. Adams’ Revocable Trust, 2. co-trustee of the Daughters’ Revocable Trust and 3. sole managing member of a Delaware limited liability company to be organized (“Daughters’ LLC”).
The Reporting Persons are acting as a "group" within the meaning of Section 13(d)(3) of the Exchange Act.
The address of each Reporting Person’s principal office is Cal-Maine Foods, Inc., P.O. Box 2960, Jackson, Mississippi 39207. Mr. Adams is Chairman Emeritus of the Issuer and is the settlor of Mrs. Adams’ Revocable Trust and the Daughters’ Revocable Trust. Mrs. Adams is a private investor and spouse of Mr. Adams. Mr. Baker is Chairman of the Board and Chief Executive Officer of the Issuer and the husband of Mrs. Baker, a daughter of Mr. Adams who is a contingent remainder beneficiary under the Daughters’ Revocable Trust. Mr. Baker is the managing member and Mrs. Adams and the Daughters’ Revocable Trust are non-managing members of the Daughters’ LLC.
(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
(e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.
(f) Each of the Reporting Persons is a United States citizen.
Item 3.    Source and Amount of Funds or Other Consideration.
See Item 4.
Item 4.    Purpose of Transaction.
As previously disclosed, on November 7, 2011, Mrs. Adams and Mr. Baker were appointed by a court order to act as co-conservators of the person and estate of Mr. Adams (the “Conservatorship”). Mrs. Adams is the spouse of Mr. Adams and Mr. Baker is the son-in-law of Mr. Adams. As a result of the appointment, in their capacities as co-conservators for Mr. Adams, Mrs. Adams and Mr. Baker jointly exercise voting power over the shares of Mr. Adams set forth in the table in Item 5 hereof. While Mrs. Adams and Mr. Baker also share dispositive power over certain of Mr. Adams’ shares, disposition of such shares may require court approval in accordance with Mississippi

SCHEDULE 13D
CUSIP No. 128030202		Page 5 of 11 Pages

conservatorship laws. The appointment of the conservators occurred by a court order. Accordingly, no consideration was paid by the conservators.
An Amended and Restated Memorandum of Understanding (“MOU”), effective June 4, 2018, was entered into among Mrs. Adams and Mr. Baker (individually and as co-conservator of the co-conservatorship of Mr. Adams), and other members of the family (“MOU”). Pursuant thereto, as of July 20, 2018, the Reporting Persons have entered into several instruments and agreements contemplated by the MOU (“Agreements”) with respect to certain transactions to be effected by Mr. Adams and his family to facilitate certain estate planning matters (“Transactions”). The Transactions are described in the Issuer’s definitive proxy statement as filed with the SEC on June 25, 2018 (“Proxy Statement”).
As described in the Proxy Statement, the Transactions include amendments to and a restatement of the current Certificate of Incorporation, as amended (as so amended and restated, the “Restated Charter”), of the Company, to (i) change the restrictions on who may hold shares of the Company’s Class A Common Stock, with 10 votes per share, without conversion into Common Stock, with one vote per share, and make certain other change negotiated with a special committee of the Company’s Board of Directors as described in the Proxy Statement, and (ii) update certain provision that are out-of-date, obsolete or inoperative and to correct one typographical error. Mrs. Adams and Mr. Baker intend to vote FOR the proposals to approve such amendments in all of their capacities.
As described in the Proxy Statement, the Restated Charter facilitates estate planning for the Company’s founder and Chairman Emeritus, Mr. Adams.
Pursuant to the Conservatorship, Mr. Baker and Mrs. Adams currently have the exclusive power to vote or direct the voting of shares held by Mr. Adams’ estate. While they also have dispositive power over such shares, disposition of such shares may require court approval in accordance with Mississippi conservatorship laws. Upon the transfers of shares to the trusts and limited liability company as described in the Proxy Statement, the Company will continue to be controlled by Mrs. Adams and Mr. Baker, acting jointly as co-trustees of revocable trusts, through the limited liability company.
Following the death of Mr. Adams and upon the completion of all transactions as contemplated, there will be a change in control of the Company from Mrs. Adams and Mr. Baker, acting jointly, to Mr. Baker, acting individually and as the sole Managing Member of the limited liability company. As a result of the foregoing transactions, Mr. Baker will obtain voting power over 100% of the Class A Common Stock, currently representing 52.3% of the total voting power of the Company’s capital stock (without considering shares of Common Stock over which Mr. Baker will also have voting power due to ownership or other arrangements). Accordingly, following all of the transactions as contemplated, Mr. Baker will have control of a majority of the voting power of the Company through his control over the voting power of all of the outstanding shares of Class A Common Stock.
The shares reported in this Schedule 13D amendment are as of March 29, 2018 or the latest practicable date and reflect the transfers of shares contemplated by the Transactions as described in the Proxy Statement prior to the Share Exchange.
The Restated Charter was approved by shareholders at a special meeting on July 20, 2018 and was filed and became effective on July 20, 2018. As a result of shareholder approval and the filing and effectiveness of the Restated Charter, there are no further conditions to effect the transfers of shares to the trusts and limited liability company as described in the Proxy Statement, and such transfers will be made as soon as practicable. Accordingly, this Schedule 13D/A reports beneficial ownership of the Reporting Persons reflecting such share transfers .
As previously disclosed, pursuant to a Conservatorship with respect to Mr. Adams, Mr. Baker and Mrs. Adams have the exclusive power to vote or direct the voting of Mr. Adams’ shares. While they also have dispositive power over such shares, disposition of such shares may require court approval in accordance with Mississippi conservatorship laws. As described in the Proxy Statement, the Transactions include certain transfers of shares of the Company’s Common Stock and Class A Common Stock. Upon the transfers of shares to the trusts and limited liability company as described in the Proxy Statement, the Company will continue to be controlled by Mrs. Adams and Mr. Baker, acting jointly as co-trustees of Mrs. Adams’ Revocable Trust and the Daughters’ Revocable Trust,

SCHEDULE 13D
CUSIP No. 128030202		Page 5 of 11 Pages

and through the Daughters’ LLC. Following the death of Mr. Adams and upon the completion of the Transactions as contemplated, there will be a change in control of the Company from Mrs. Adams and Mr. Baker, acting jointly, to Mr. Baker, acting individually and as the sole Managing Member of the Daughters’ LLC.
Except to the extent disclosed herein, as of the date hereof, other than as noted below, the Reporting Persons have no plans or proposals that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, bylaws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934 (“Exchange Act”); or (j) any action similar to any of the matters enumerated above.
The Reporting Persons have in the past and may in the future make gifts of shares of Common Stock to certain charities or family members. In addition, the shares of Common Stock held through the Issuer’s KSOP may be increased and/or subject to annual distributions as required under the terms of the KSOP and applicable law. Mrs. Adams has also indicated that she intends to sell up to 300,000 shares of Common Stock for liquidity and diversification purposes after the special meeting described in the Proxy Statement. As noted above, Mr. Baker is Chairman of the Board and Chief Executive Officer of the Issuer. In the course of performing his duties for the Issuer, Mr. Baker may discuss one or more of the matters enumerated above with the directors of the Issuer or the Issuer’s management or may formulate a plan or proposal relating to one or more of the matters enumerated above.
Item 5.    Interest in Securities of the Issuer.
(a) and (b)
The table on Appendix A sets forth the details of the beneficial ownership of shares of Common Stock for each Reporting Person named in Item 2 as described in Item 4, including whether such person has sole or shared power to vote or to direct the vote and sole or shared power to dispose or direct the disposition of such shares.
(c)     Not applicable.
(d)     Not applicable.
(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D
CUSIP No. 128030202		Page 5 of 11 Pages

Item 7.    Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1	Letters of Co-Conservatorship dated November 7, 2011 (incorporated by reference from Schedule 13D filed on August 28, 2015)
2	Joint Filing Agreement dated the date hereof (incorporated by reference from Schedule 13D/A-1 filed on June 5, 2018)
3	Amended and Restated Memorandum of Understanding dated May 14, 2018 (incorporated by reference from Schedule 13D/A-1 filed on June 5, 2018)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    July 20, 2018

FRED R. ADAMS, JR.
By: /s/ Jean Reed Adams* Jean Reed Adams, as co-conservator
By: /s/ Adolphus B. Baker Adolphus B. Baker, as co-conservator
/s/ Jean Reed Adams* JEAN REED ADAMS
/s/ Adolphus B. Baker ADOLPHUS B. BAKER
* By /s/ Adolphus B. Baker Adolphus B. Baker Attorney in Fact pursuant to Joint Filing Agreement incorporated herein as Exhibit 2

SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Details of the beneficial ownership of shares of Common Stock for Item 5

		Voting Power	Dispositive Power	Common Stock Held of Record	Class A Common Stock convertible into Common Stock (1)	Common Stock in Issuer's KSOP	Unvested Restricted Stock	Total
Record Ownership of Shares:
Row:
	After Initial Funding to Trusts and LLC
A	Mrs. Adams Revocable Trust (2)	Mrs. Adams, Mr. Baker Co-Trustees	Mrs. Adams, Mr. Baker Co-Trustees	3,240,304				3,240,304
B1	Daughters’ LLC (2)(3)	Mrs. Adams, Mr. Baker	Mrs. Adams, Mr. Baker	6,633,720	3,487,192			10,120,912
B2	Daughters’ LLC (4)	Mr. Baker	Mr. Baker		1,216,328			1,216,328
C	Fred R. Adams, Jr. (Conservatorship) (Mr. Adams) (2)	Mrs. Adams, Mr. Baker	Mrs. Adams Mr. Baker	-		618,308		618,308
D	Jean Reed Adams (Mrs. Adams)	Mrs. Adams	Mrs. Adams	1,500,505	96,480			1,596,985
E	Adolphus B. Baker (Mr. Baker)	Mr. Baker	Mr. Baker	226,256		146,128	19,000	391,384
F	Dinnette Baker (Mrs. Baker)	Mr. Baker, Mrs. Baker	Mr. Baker, Mrs. Baker	233,320		4,813		238,133

(1)    Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock at any time.

(2)
With respect to (i) shares held pursuant to the Conservatorship (which shares will transfer to Mrs. Adams upon the death of Mr. Adams), and (ii) shares held in Mrs. Adams’ Revocable Trust and the Daughters’ LLC (other than shares contributed by Mr. and Mrs. Baker), Mr. Baker and Mrs. Adams have agreed to exercise voting and dispositive power cooperatively, as they have pursuant to the conservatorship. After Mr. Adams’ death, Mrs. Adams will resign as co-trustee of the Daughters’ Revocable Trust, and Mr. Baker will resign as co-trustee of Mrs. Adams’ Revocable Trust.

(3)
The Daughters’ LLC will be managed by Mr. Baker and owned by the Daughters’ Revocable Trust, which will be controlled by Mrs. Adams and Mr. Baker as co-trustees, and Mr. Baker and Mrs. Baker. See Notes (2) and (3) for voting and dispositive power of shares held by the Daughters’ LLC.

(4)
Reflects Class A Common Shares to be held by the Daughters’ LLC to be contributed by Mr. and Mrs. Baker and as to which Mr. Baker will exercise sole voting power as sole managing member of the LLC and pursuant to an agreement with Mrs. Adams.

						Denominator for Outstanding Shares
		Class A Common Stock convertible into Common Stock from above Table	Amounts from Above Table	% of Common Class (5)	Outstanding Common Stock (6)	Class A Common Stock (7)	Total
Beneficial Ownership of Shares:
Source Rows from above Table:
Mr. Adams
N/A	Sole voting power		-
A+B1+C+D	Shared voting power		15,576,509
N/A	Sole dispositive power		-
A+B1+C+D	Shared dispositive power		15,576,509
A+B1+C+D	Total	3,583,672	15,576,509	32.9%	43,832,291	3,583,672	47,415,963
Mrs. Adams
D	Sole voting power		1,596,985
A+B1+C	Shared voting power		13,979,524
D	Sole dispositive power		1,596,985
A+B1+C	Shared dispositive power		13,979,524
A+B1+C+D	Total	3,583,672	15,576,509	32.9%	43,832,291	3,583,672	47,415,963
Mr. Baker
B2+E	Sole voting power		1,607,712
A+B1+C+D	Shared voting power		14,217,657
B2+E	Sole dispositive power		1,607,712
A+B1+C+F+E+F	Shared dispositive power		14,217,657
A+B1+B2+C+D	Total	4,703,520	15,825,369	32.6%	43,832,291	4,703,520	48,535,811

(5)
Each share of Common Stock is entitled to one vote, and each share of Class A Common Stock is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class A Common Stock.

(6)	Represents shares of Common Stock of the Issuer outstanding as of March 29, 2018, as reported on the Issuer’s definitive Proxy Statement filed with the SEC on June 5, 2018.

(7)
Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, shares of Class A Common Stock beneficially owned by a Reporting Person are treated as converted into Common Stock solely for the purpose of computing the percentage ownership of such Reporting Person.